SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 April 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

12 April 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") AND THEIR CONNECTED PERSONS IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Lloyds Banking Group Share Incentive Plan
On 12 April 2016 the Group was notified by its registrar that on 11 April 2016 the following Shares were acquired for the following PDMRs by Equiniti Share Plan Trustees Limited AESOP 1 account at 66.03 pence per Share, under the Lloyds Banking Group Share Incentive Plan:

Name of PDMR	Partnership Shares	Matching Shares
António Horta-Osório	227	68
Juan Colombás	189	68
George Culmer	190	68
Karin Cook	189	68
Simon Davies	227	68

Transfer of shares
The Group was notified on 12 April 2016 that Karin Cook, a PDMR, transferred 202,772 Shares to her husband, Timothy Cook, a connected person, on 1 April 2016, who acquired the Shares for nil consideration.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Group Investor Relations Director

Date: 12 April 2016